

September 12, 2013

Via E-mail
Vyacheslav Semenets
President, Treasurer, Secretary and Director
Green Supplements Online Inc.
112 N. Curry Street
Carson City, NV 89703

>   **Re: Green Supplements Online Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 30, 2013**
>   **File No. 333-189909**

Dear Mr. Semenets:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements pursuant to Item 3-12 of Regulation S-X.

2. We note your response to prior comment 2. There are still numerous references to "management," "Board of Directors", "our directors", "our director", "us" or similar terminology in your disclosure. Please replace the following references to "management", "our directors", "our director", "our sole director" or "each of our directors" with the name "Mr. Semenets" as follows:

    *   The Company May Not Be Able to Generate Revenue…, page 6, second sentence;

    *   Forward Looking Statements, page 14, second sentence;

- Liquidity and Capital Resources, page 18, as follows;
    - Third paragraph, last sentence,
    - Fourth paragraph, fourth sentence,
    - Sixth paragraph, first sentence,
    - Seventh paragraph, fourth sentence;

- Term of Office, page 23, first sentence;

- Committees of the Board, page 23, as follows;
    - First paragraph, second sentence,
    - Second Paragraph, second sentence,
    - Third paragraph, first sentence and

- Note 7, Going Concern, page F-8, second paragraph.

Also, please replace the pronoun "us" with "Mr. Semenets" in the first sentence under Determination of the Offering Price on page 15 and replace the reference to "the officers, directors, promoters and affiliates" with "Mr. Semenets" in the last paragraph, first sentence under Dilution on page 15.

Risk Factors
"Governmental regulations may prevent or delay entry into a market . . .," page 6

3. We note your response to prior comment 10. In this risk factor, please provide a summary of the actual regulations that you believe you will be subject to, and not simply a list of the regulatory agencies that may be involved, e.g. the Current Good Manufacturing Processes you reference on page 22.

"If Vyachelslav Semenets, our sole officer and director, should resign or die . . .," page 7

4. We note your response to prior comment 11. Please also revise the sub-caption of this risk factor to reflect your conclusion that, in the event of Mr. Semenets' death or resignation, you will have no alternative but to cease operations.

"If the products we sell do not have the healthful effects intended . . .," page 9

5. Here, as well as in your Prospectus Summary and Business discussion, please state, if true, that you have not yet initiated any product development efforts.

Management's Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 18

6. In the last paragraph of this discussion, you should amend your disclosure to clarify that, if true, you may need to hire additional directors, officers and employees in order to ensure your compliance with the Sarbanes-Oxley Act (SOX) and other requirements of being a public company. Further, you should elaborate on the challenges you will face in complying with SOX and other securities laws and regulations.

Significant Accounting Policies
Income Taxes, page 19

7. Please refer to your response to our prior comment number 22. We did not note any changes to your disclosure as a result of our comment. Please revise your disclosure to remove the reference to Statement of Financial Accounting Standards No. 109.

Directors, Executive Officers, Promoter and Control Persons
General, page 22

8. We note your response to prior comment 28. Please include in your disclosure a description of Mr. Semenets' business activities in the period between February 2012 and January 2013, if any.

Term of Office, page 23

9. Please amend your disclosure to make it clear that no directors have been elected and no executive officers have been appointed at this time, and that any such election or appointment will take place in the future.

Committees of The Board, page 23

10. In the second paragraph, you state that the sole director will assess all nominees for director whether submitted by management or shareholders. As there are no other members of management other than Mr. Semenets, you should amend your disclosure to simply state that Mr. Semenets will assess any shareholder nominees for director. Further, if Mr. Semenets as sole officer and director will select any additional nominees for the board including those brought to the registrant's attention by shareholders, the disclosure should state this clearly.

Notes to the Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-6

11. Please refer to your response to our prior comment number 30. We did not note any changes to your disclosure as a result of our comment. Please revise your accounting policy to illustrate how it complies fully with SAB Topic 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Scott Doney, Esq.
        3273 E. Warm Springs Rd.
        Las Vegas, NV 89120